U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SEC File Number 0-23859
                            CUSIP Number 349644 10 4

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1999
---------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information
---------------------------------

Full Name of Registrant:  Fortune Entertainment Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      144 Elm Street, 2nd Floor, Suite 16

City, State and Zip Code

      Biddeford, Maine  04005

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Part II - Rules 12b-25(b) and (c)
---------------------------------
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)   The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
------------------------------------

    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company recently changed its auditors. As a result of this change, the audit of the Company's financial statements for the year ended December 31, 1999 did not begin until March, 2000 and the audit will not be complete by March 30, 2000, the date required for the filing of the Company's report on Form 10-KSB.

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Part IV - Other Information
-------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart                 (303)             839-0061
                  Name)                    (Area Code)     (Telephone Number)

 (2)      Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                   [X] Yes  [  ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the  corresponding  period  for the last
         fiscal  year  will be reflected by the
         earnings statements to be included in the
         subject report or portion thereof?           [  ] Yes  [X] No

         If so: attach an explanation of the
         anticipated change, both narratively
         and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Fortune Entertainment Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000               By    /s/ William Danton
                                         --------------------------------
                                         William Danton, President
                                         Fortune Entertainment Corporation.



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                        Gordan, Harrington & Osborn, PC.
                             30 Massachusetts Avenue
                             North Andover, MA 01845


March 30, 2000

Securities and Exchange Commission
Washington, D.C. 20549

    Re:  Fortune Entertainment Corporation

    We confirm that the audit of Fortune Entertainment Corporation is not yet completed and cannot be completed by the required filing date of March 30, 2000 without unreasonable cost and effort.

Sincerely,

Gordan, Harrington & Osborn, PC.